FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

ANNUAL AND EXTRAORDINARY GENERAL MEETING

TO BE HELD ON APRIL 29TH, 2024

Synthetic map of the remote voting of the Bookkeeping agent

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 45, §2nd, of CVM Resolution No. 81, of March 29, 2022, announces to its shareholders and the market in general that it received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting ballot, including the resolutions submitted to the Annual and Extraordinary General Shareholders’ Meeting to be held on April 29th, 2024 (Schedules I and II, respectively). The information contained in the synthetic map is attached hereto.

São Paulo, April 25th, 2024.

Rafael Russowsky

Vice President of Finance and Investor Relations Officer

SCHEDULE I

Summary of Distance Voting

Annual Shareholders’ Meeting to be held on April 29th, 2024

Resolution 1

Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023.

Resolution Vote	No. of shares
Approve	70,376,491
Reject	138,900
Abstain	113,612

Resolution 2

Offsetting of the accrued net loss recorded in the fiscal year ended December 31, 2023 through the use of part of the Company’s profit reserves.

Resolution Vote	No. of shares
Approve	70,629,003
Reject	0
Abstain	0

Resolution 3

Determination of the annual global remuneration of the Company’s directors.

Resolution Vote	No. of shares
Approve	53,477,416
Reject	17,151,587
Abstain	0

Resolution 4

Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,406 of 1976?

Resolution Vote	No. of shares
Approve	551,171
Reject	5,754,649

Abstain	64,323,183

Resolution 5

Should a second call for the General Shareholder’s Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholder’s’ Meeting held upon second call?

Resolution Vote	No. of shares
Yes	70,283,820
No	345,183
Abstain	0

SCHEDULE II

Summary of Distance Voting

Extraordinary Shareholders’ Meeting to be held on April 29th, 2024

Resolution 1

Approval of the Company’s new Stock Incentive Plan Linked to the Granting of Shares and Stock Options (Incentive Plan), which will withdraw the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force.

Resolution Vote	No. of shares
Approve	6,559,916
Reject	64,671,306
Abstain	0

Resolution 2

Amendment of Article 4 of the Companys Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.

Resolution Vote	No, of shares
Approve	71,231,222
Reject	0
Abstain	0

Resolution 3

Amendment of items (l), (m) and (o) and paragraph 1st of article 17 of the Company’s Bylaws, to adjust the powers of the Board of Directors.

Resolution Vote	No, of shares
Approve	65,132,016
Reject	0
Abstain	6,099,206

Resolution 4

Approval of the consolidation of the Company’s Bylaws in order to incorporate the above amendments.

Resolution Vote	No, of shares
Approve	71,231,222

Reject	0
Abstain	0

Resolution 5

Should a second call for the General Shareholder’s Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholder’s’ Meeting held upon second call?

Resolution Vote	No, of shares
Yes	70,886,039
No	345,183
Abstain	0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.